SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Community Shores Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204046 10 6

(CUSIP Number)

Jerome M. Schwartz

Dickinson Wright PLLC

2600 West Big Beaver Road, Suite 300

Troy, Michigan 48084-3312

313-223-3628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 204046 10 6

1.	Name of Reporting Persons. Steven R. Bolhuis, Sr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person IN

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Community Shores Bank Corporation (“CSBC”). The principal executive offices of CSBC are located at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Item 2. Identity and Background.

(a)	The name of the person filing this statement on Schedule 13D is Steven R. Bolhuis, Sr.

(b)	The business address of Mr. Bolhuis is Beacon Recycling Inc., 1241 E. Keating Avenue, Muskegon, Michigan 49442.

(c)	The present principal occupation of Mr. Bolhuis is serving as the President of Beacon Recycling, Inc., whose principal business is scrap metal processing, and whose address is 1241 E. Keating Avenue, Muskegon, Michigan 49442.

(d)	During the last five years, Mr. Bolhuis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Bolhuis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Bolhuis was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bolhuis is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

As reported in Mr. Bolhuis initial filing on Schedule 13D, which this filing amends, when he purchased the 75,000 shares of CSBC common stock that were reported in his initial filing (the “Shares”), he paid $3,750 to make the purchase. The funds used to purchase the Shares came from Mr. Bolhuis’ personal funds.

Item 4. Purpose of Transaction.

Mr. Bolhuis acquired the Shares for investment. Mr. Bolhuis does not have any plans or proposals that relate to, or would result in, any of the matters set forth in Item 4(a) through (j) of Schedule 13D; except that on June 25, 2012, Mr. Bolhuis sold all 75,000 of the Shares to Bruce J. Essex, Jr. for $18,750 in aggregate amount.

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Item 5. Interest in Securities of the Issuer.

(a)	Mr. Bolhuis now beneficially owns 0 shares, and 0 percent, of CSBC’s outstanding common stock.

(b)	Of the 0 shares of CSBC common stock, Mr. Bolhuis has:

(i)	sole power to vote or to direct the vote for 0 shares,

(ii)	shared power to vote or to direct the vote for 0 shares,

(iii)	sole power to dispose or to direct the disposition of 0 shares, and

(iv)	shared power to dispose or to direct the disposition of 0 shares.

(c)	Mr. Bolhuis has not had any transactions in CSBC common stock during the past 60 days, other than his sale of all 75,000 of the Shares on June 25, 2012 to Bruce J. Essex, Jr. for $0.25 per share ($18,750 in aggregate amount), pursuant to a Stock Purchase Agreement, a copy of which is filed as an exhibit to this Schedule 13D. The sale transaction took place in or near Muskegon, Michigan, and Mr. Essex paid Mr. Bolhuis for the 75,000 Shares by check.

(d)	Mr. Bolhuis knows of no person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the Shares, except Bruce J. Essex, Jr., who pursuant to the sale described in paragraph (c) above, purchased the 75,000 Shares, and acquired such rights and powers, on June 25, 2012.

(e)	On June 25, 2012, Mr. Bolhuis ceased to be the beneficial owner of more than five percent of CSBC’s outstanding common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Bolhuis knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of CSBC, including but not limited to transfer or voting of any of the securities of CSBC, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; except the sale of the 75,000 Shares to Mr. Essex described in Item 5(c) above.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement made June 25, 2012 between Steve Bolhuis, as seller, and Bruce J. Essex, Jr., as buyer, of 75,000 shares of CSBC common stock

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Steven R. Bolhuis, Sr.	July 17, 2012
Steven R. Bolhuis, Sr.

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